

Mail Stop 4720

June 16, 2016

VIA E-mail
Dr. Arie Belldegrun, M.D.
President, Chief Executive Officer and Chairman of the Board of Directors
Kite Pharma, Inc.
2225 Colorado Avenue,
Santa Monica, California 90404

>   **Re: Kite Pharma, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2016**
>   **Filed May 9, 2016**
>   **File No. 001-36508**

Dear Dr. Belldegrun:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015 and Form 10-Q for the quarterly period ended March 31, 2016
Exhibits 31.1 and 31.2

1. Certifications filed on February 29, 2016 and May 9, 2016 include neither paragraph 4(b) nor the introductory language in paragraph 4 referring to internal control over financial reporting. Accordingly, please correct the certifications and file amendments to your Form 10-K and Form 10-Q. Refer to Compliance and Disclosure Interpretations to Regulation S-K 246.13 for further information.

Form 10-K for the year ended December 31, 2015
Notes to Consolidated Financial Statements
Note 6- License and Collaboration Agreements
Amgen Research Collaboration and License Agreement, page 91

2. Please provide us the amount of each milestone and a description of its triggering event included in the $525 million milestone payments that you will be eligible to receive for each Amgen program. Also provide us your accounting policy for recognizing revenue related to these milestones. Refer to ASC 605-28-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance